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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*
                  AMENDING SCHEDULE 13D FILED FEBRUARY 27, 2001



                           BIG SKY TRANSPORTATION CO.
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                                (Name of Issuer)

                            1996 Series Common Stock
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                         (Title of Class of Securities)

                                  #089539 20 9
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                                 (CUSIP Number)


       Kim B. Champney, President, 1601 Aviation Place, Billings MT 59105,
                                 (406) 247-3910
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 10, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages
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CUSIP NO.089539 20 9                                           Page 2 of 5 Pages
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Jon Marchi
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     N/A

    (a) [ ]
    (b) [ ]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
    NA
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Montana, USA
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                7   SOLE VOTING POWER
  NUMBER OF
                    57,467
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,647
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    57,467
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,647
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     59,114
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     NA
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                                                               PAGE 3 OF 5 PAGES



Item 1.  Security and Issuer.

Big Sky Transportation Co. ("Big Sky") is a regional commuter air carrier, which operates passenger, freight, and air carrier service in numerous communities in the northwestern and southwestern region of the United States. Big Sky's headquarters are in Billings, Montana. It has air service hubs in Billings, MT and in Dallas, TX. The issuer's name is Big Sky Transportation Co. Its address is 1601 Aviation Place, Billings, MT, 59105.

As of September 25, 2002, Big Sky had 1,252,112 shares 1996 Series Common Stock outstanding, the only class of securities of the corporation presently issued and outstanding.

Item 2.  Identity and Background.

The reporting person, Jon Marchi, is a citizen of Montana.

Mr. Marchi resides at 7783 Valley View Road, Polson, MT, 59860.

Mr. Marchi's principal occupation is ranching.

Mr. Marchi has not been convicted in a criminal proceeding during the last five years.

Mr. Marchi is presently involved as a plaintiff in an action in State District Court, in Great Falls, Montana, pertaining to a contested demolition order for an apartment building. This action is not related in any way to the issuer. Mr. Marchi was a party to a dissolution of marriage proceeding that was concluded in 1999. Mr. Marchi has not otherwise been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, nor has he been such a party during the past five years.

Item 3.  Source and Amount of Funds or Other Consideration.

See Item 4 below.

Item 4.  Purpose of Transaction.

This report amends the Schedule 13D filed by Mr. Marchi on February 27, 2001, correcting the number of shares of Big Sky's 1996 Series Common Stock owned directly by Mr. Marchi and indirectly through his Individual Retirement Account and also to report the granting of a stock option to purchase 2,000 shares of Big Sky's 1996 Series Common Stock by Mr. Marchi in accordance with Big Sky's Directors' Composition, Meeting, and Compensation Plan. This option was granted on April 10, 2002. The option will be held for investment purposes by Mr. Marchi through his IRA. The option exercise price is $1.00 per share. The option may be exercised through April 9, 2007.



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                                                               PAGE 4 OF 5 PAGES

Item 5.  Interest in Securities of the Issuer.

As of September, 25, 2002, Big Sky had 1,252,112 shares of 1996 Series Common Stock outstanding, without counting for dilution for outstanding stock options. The aggregate number and percentage of shares of Big Sky 1996 Series Common Stock beneficially owned by Mr. Marchi including the option to purchase 2,000 shares that Mr. Marchi has been granted are as follows:


         Number of Shares                            Percentage of Class
         ----------------                            -------------------
              59,114                                         4.7%

Mr. Marchi has 8,660 shares directly owned (including stock option rights of 8,000 shares), 48,807 shares indirectly owned through his individual retirement account, and 1,647 shares attributed to him through Glacier Venture Fund Limited Partnership, an investment fund with principal place of business in Helena, Montana, in which Mr. Marchi has a combined 12.2% ownership interest. Glacier Venture Fund owns 13,500 shares of Big Sky's 1996 Series Common Stock. Mr. Marchi has the direct power to vote and dispose of 72,084 shares and indirect power over the 1,647 shares owned by Glacier Venture Fund.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


Mr. Marchi is a Director of Big Sky and is Chairman of its Board. Mr. Marchi is entitled to the award of certain stock options (up to 2,000 shares of 1996 Series Common Stock per year) under Big Sky's Directors' Composition, Meeting, and Compensation Plan. Mr. Marchi has 8,000 unexercised stock options of Big Sky.

Item 7.  Material to be Filed as Exhibits.

NA



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                                                               PAGE 5 OF 5 PAGES




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   October 15, 2002

Signature:  /s/Jon Marchi

Title:   Reporting Person